Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-131716

PROSPECTUS SUPPLEMENT NO. 3

to prospectus dated July 27, 2006

10,250,000 Shares

Common Stock

The following information supplements the prospectus dated July 27, 2006 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,250,000 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on January 24, 2007.

The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated July 27, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 27, 2006, including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 10 of the prospectus dated July 27, 2006 and the risk factors included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 24, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2007

GEOMET, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-52155	76-0662382
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

909 Fannin, Suite 1850

Houston, Texas 77010

(Address of Registrant’s Principal Executive Offices)

(713) 659-3855

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On January 23, 2007, GeoMet, Inc. issued a press release providing an update regarding certain litigation matters. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is furnished as part of this Current Report on Form 8-K:

Exhibit No.	Description
99.1	Press release dated January 23, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GeoMet, Inc.

Date: January 24, 2007	By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President, Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated January 23, 2007

Exhibit 99.1

GeoMet Announces Unfavorable Litigation Results in Two Separate Matters

Houston, Texas – January 23, 2007—GeoMet, Inc. (NASDAQ: GMET) (“GeoMet” or the “Company”) announced today two adverse court decisions.

Temporary Injunction Affecting Completion of its Pipeline Interconnect from its Pond Creek Field to the Jewel Ridge Pipeline

The Company announced that a state court in Tazewell County, Virginia has issued a temporary injunction halting GeoMet’s construction of a portion of the 12 mile pipeline it is constructing to interconnect the Company’s production from its Pond Creek field to the Jewel Ridge interstate pipeline operated by East Tennessee Natural Gas, LLC. In a ruling announced late on January 19, 2007, the court issued a temporary injunction sought by CNX Gas Company LLC (“CNX Gas”) halting, for now, the construction of the Company’s pipeline across 1,450 feet of a 32 acre tract in Tazewell County, Virginia. The tract of land involved in the litigation has been owned by a large number of family members and the Company has acquired an approximate 62% undivided surface interest in the property and has a right of way/damage settlement agreement with the owners of another 10% undivided interest in the property. CNX Gas has represented that it has acquired an approximate 12% undivided surface interest in the property.

The court has required CNX Gas to post a $20 million bond with the court to protect the Company in the event it is determined at trial on the merits that the injunction was not appropriate. The Company has petitioned the court to increase the amount of the bond, and a hearing on that motion is anticipated to be held on or about February 20, 2007. The trial date on the permanent injunction has not yet been set but the Company has filed a motion requesting that it be set on or before April 2, 2007. The Company believes that the court’s granting of the injunction was not in accordance with applicable case law and is considering its response to the temporary injunction, including possible appeal. The Company may also seek to have the undivided interests in the property partitioned so that it has complete ownership of the land on which it was constructing its pipeline.

Production from the Pond Creek field accounts for approximately 60% of the Company’s gas production. Currently, gas production from the field is being gathered under an agreement with Cardinal States Gathering Company, an affiliate of CNX Gas, for redelivery into the Columbia Gas Transmission Corporation interstate pipeline system. The Company’s agreement with Cardinal States expires on April 30, 2007. The Company is presently evaluating other alternatives to deliver its gas to the Jewell Ridge interstate pipeline, including two potential alternate routes around the 32 acre tract. In any event, alternative routes, if available, would increase the cost to construct the pipeline, which was initially estimated at $5 to $6 million, by an amount presently estimated to be approximately $1 million. There can be no assurance that the Company will be able to build around this tract if it is required to do so or that other avenues to market will be available or available at an economic cost.

The Company will vigorously defend its interests in this litigation, believes that it is entitled to build its pipeline on the tract, and believes that it will ultimately prevail in the lawsuit. However, in the event the Company is unsuccessful in obtaining a favorable judgment, it may be required to construct an alternate pipeline to interconnect with an alternate interstate pipeline at a cost in excess of $12 million, change the planned route of the pipeline it is currently constructing at a cost that could add more than $1 million to the cost of the pipeline, or seek other transportation alternatives through pipelines owned by third parties. The Company does not know what the cost of other transportation alternatives with third parties would be at this time, but believes that such cost would be significantly in excess of the costs related to the construction and operation of its own pipeline. Any of these alternatives may result in the Company’s inability to deliver gas from its Pond Creek field to market for an extended period of time. If the Company is unable to deliver its gas to market for a prolonged period of time, the Company’s financial position, results of operations and cash flow will be materially adversely affected.

GeoMet Announces Unfavorable Appeal Ruling in its Overriding Royalty Interest Litigation with El Paso Production Company.

GeoMet also announced today that the Texas Court of Appeals for the Fifth District reversed the trial court judgment in the matter of GeoMet, Inc. vs. El Paso Production Company, CMV Joint Venture, and CDX Minerals, LLC (“CDX”), which lawsuit was originally heard in the District Court of Dallas County, Texas. The issue in the case involved GeoMet’s rights under a joint operating agreement covering certain properties in the White Oak Creek field in Alabama. The trial court previously issued a declaratory judgment in GeoMet’s favor. GeoMet is considering its legal options, including further appeals.

GeoMet had entered into an agreement to sell its interests in the White Oak Creek properties to CDX, subject to a preferential right to purchase held by El Paso, which El Paso subsequently exercised. El Paso closed the acquisition of our working interest in the properties effective April 1, 2004; however, a dispute arose as to whether the preferential right applied to overriding royalty interests. GeoMet asserted that the preferential right to purchase did not include overriding royalty interests, with which the trial court agreed. The appellate court reversed the decision of the trial court in favor of El Paso and remanded the case to the trial court to determine whether El Paso is entitled to specific performance and damages (lost royalties). To date, El Paso has not paid GeoMet the allocated purchase price for the overriding royalties of approximately $10.5 million. GeoMet has received royalty payments from the disputed overriding royalty interests of approximately $8.2 million since April 1, 2004. Proved reserves associated with the overriding royalty interest represent less than 1% of the Company’s proved reserves at December 31, 2006. At that date, sales volumes associated with the overriding royalty interests amounted to less than 6% of the Company’s daily sales volumes.

About GeoMet, Inc.

GeoMet, Inc. is an independent energy company engaged in the exploration, development and production of natural gas from coal seams (“coalbed methane” or “CBM”). Our principal operations and producing properties are located in the Cahaba Basin in Alabama and the Central Appalachian Basin in West Virginia and Virginia. We also control additional coalbed methane development rights, principally in Alabama, British Columbia, Colorado, Louisiana, Virginia, and West Virginia.

For more information please contact Stephen M. Smith at (713) 287-2251 or ssmith@geometcbm.com or visit our website at www.geometinc.com.

Forward Looking Statements Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are our estimate of the sufficiency of our existing capital sources, our ability to raise additional capital to fund cash requirements for future operations, the uncertainties involved in estimating quantities of proved oil and natural gas reserves, in prospect development and property acquisitions and in projecting future rates of production, the timing of development expenditures and drilling of wells, and the operating hazards attendant to the oil and gas business. In particular, careful consideration should be given to cautionary statements made in the various reports the Company has filed with the Securities and Exchange Commission. GeoMet undertakes no duty to update or revise these forward looking statements.